UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37814

OR ROYALTIES INC.
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Consolidated Annual Financial Statements for the years ended December 31, 2025 and 2024
99.2	Management's Discussion and Analysis for the year ended December 31, 2025
99.3	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.4	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO
99.5	Press Release of Dividends
99.6	Press Release of 2025 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OR ROYALTIES INC.
(Registrant)

Date: February 18, 2026	By:	/s/ André Le Bel
André Le Bel
	Title:	Vice President, Legal Affairs and Corporate Secretary